UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated March 5, 2012 entitled “Arcos Dorados Reports Fourth Quarter and Full Year 2011 Results”
2.	Notice of 2012 Annual General Shareholders’ Meeting

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR
2011 FINANCIAL RESULTS

Strong comparable sales growth and execution of ambitious restaurant opening program underpin fourth consecutive year of solid revenue expansion

Buenos Aires, Argentina, March 5, 2012 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported results for the fourth quarter and full year ended December 31, 2011.

Full Year 2011 Highlights
•	Revenues increased by 21.2% year-over-year, or by 17.7% on a constant currency basis, to US$ 3,657.6 million
•	Systemwide comparable sales increased by 13.7% year-over-year
•	Gross openings of 101 restaurants, led by an ambitious opening schedule culminating in a year-end restaurant base of 1,840
•	Adjusted EBITDA1 increased by 13.6% year-over-year, or by 7.6% on a constant currency basis, to US$ 339.8 million
•	Net income amounted to US$ 115.5 million, a 9% increase over one year ago
•	Capital expenditure for the year totaled US$ 319.9 million and is consistent with the Company’s long-term growth strategy of boosting future growth through new and reimaged restaurants
•	Execution of three major capital markets transactions including an IPO, secondary follow-on and debt restructuring, which reduces ongoing funding costs

Fourth Quarter 2011 Highlights

•	Revenues increased by 10.5% year-over-year, or by 16.1% on a constant currency basis, to US$ 958.5 million
•	Systemwide comparable sales increased by 11.5% year-over-year
•	Adjusted EBITDA1 increased by 6.1% year-over-year, or by 10% on a constant currency basis, to US$ 104.6 million

•	Net income amounted to US$ 46.2 million, a 12.3% increase over one year ago

“Arcos Dorados’ achievements in 2011 extend well beyond strong revenue and earnings growth. The execution of three highly successful capital markets transactions, a multinational strategic plan and an ambitious restaurant opening and reimaging program underscore the depth of talent at every level of our organization,” said Woods Staton, Chairman and CEO of Arcos Dorados.

“Following our fourth consecutive year of solid revenue growth, our leadership team has not only proven their ability to consistently grow sales, but also to achieve operational improvements. The third quarter restructuring of our debt profile also demonstrates the skill in optimizing Arcos Dorados’ capital structure and reducing non-operating costs.”

“We expect solid growth in 2012 and remain convinced of the robust long-term opportunities presented in this market. Having worked in the Latin American consumer industry for almost two decades on average, our team is used to varied economic cycles and occasional slowdowns. If anything, these factors underscore the importance of Arcos Dorados’ diversified geographic portfolio within Latin America,” Mr Staton continued.

Fourth Quarter Results

Arcos Dorados’ fourth quarter revenues increased by 10.5% to US$ 958.5 million.  On a constant currency basis, revenue growth was 16.1%. The increase was driven by systemwide comparable sales growth of 11.5% and the net addition of 85 restaurants over the last 12-month period.

Systemwide comparable sales growth of 11.5% was primarily a reflection of average check following pricing and product mix changes when compared to one year ago.

Brazil revenue growth of 4.7% reflected a slight decrease in consumption with systemwide comparable sales growth of 6.3%. NOLAD’s (Mexico, Panama and Costa Rica) revenues gained by 7.2% year-over-year, with a systemwide comparable sales increase of 8.4%. Mexico’s improving performance indicates the turnaround strategy is tracking according to plan. SLAD’s (Argentina, Venezuela, Colombia, Chile, Perú, Ecuador, and Uruguay) revenues grew by 25.2% compared to the fourth quarter of 2010, mainly driven by a 27.8% increase in systemwide comparable sales. The Caribbean division (Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, F. Guiana, Trinidad & Tobago, US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 1% compared to the final quarter of 2010, with a decline in systemwide comparable sales of 2.2%. The division’s decline reflects modest economic expansion due to weak tourism flows, among other reasons. In particular, Puerto Rico has experienced continued economic contraction over the past several years weakening consumption while higher oil prices have impacted a variety of input costs. In addition, the quarter included start-up costs of the newly opened Trinidad & Tobago territory.

Adjusted EBITDA1 for the fourth quarter of 2011 was US$ 104.6 million, a 6.1% increase over the same period of 2010 (or 10.0% on a constant currency basis).  The 2011 improvement in Adjusted EBITDA1 was mainly driven by revenue growth and a reduction in Food & Paper costs as a percentage of sales, partially offset by higher payroll, G&A, and other operating expenses.

Food and Paper costs for the quarter included the effect of negotiations made with certain suppliers in Venezuela pursuant to which we obtained one-time rebates for the year. Excluding this effect in the quarter, Food & Paper costs improved 50 b.p.s. over the fourth quarter of 2010, mainly driven by improvements in Brazil and SLAD.

The increase in payroll expenses is a result of wage increases in line with the trends seen throughout prior quarters. G&A included in adjusted EBITDA increased due to higher corporate expenses stemming from increased payroll as inflation in Argentina, which contains the majority of corporate personnel, sharply exceeded currency devaluation. Headcount increases to facilitate regional growth also pushed up costs. Increased payroll expenses were partially offset by a gain recorded in 2011 related to share-based compensation (resulting from the ongoing CAD program), mainly due to a decrease in the share price during the fourth quarter of 2011 in comparison to an expense recorded in the same period of 2010.

Other operating expenses increased in the fourth quarter of 2011 when compared to the fourth quarter of 2010, mainly due to an increase in the provision for contingencies of US$ 12.4 million driven by a modification in the interpretation of the fiscal authorities regarding taxes impacting royalty payments in Brazil (CIDE) as from January 1, 2011, on an ongoing basis.

The improvement in adjusted EBITDA1 was mainly driven by SLAD and was partially offset by lower adjusted EBITDA1 in Brazil and the Caribbean division. The decrease in adjusted EBITDA1 in Brazil was primarily attributed to the above mentioned charge in the provision for contingencies. The decrease in adjusted EBITDA1 in the Caribbean division was mainly due to the aforementioned weakened economic environment.

Thus, the Adjusted EBITDA1 margin as a percentage of total revenues was 10.9% for the quarter, down 0.5 percentage points compared to the fourth quarter of 2010.

It is also important to remember that in the fourth quarter of 2010 the Company recognized special charges in its operating results in connection with its share-based compensation plans as a result of replacing the formulas previously used with the estimated initial public offering price for the purposes of measuring the liability awards. These charges were excluded from Adjusted EBITDA1 and included: (i) US$ 15.6 million in G&A related to the incremental compensation expense incurred in connection with the Company´s long–term incentive plan (CAD’s) and (ii) US$ 9.8 million in other operating results related to the award granted to our CEO.

Thus, operating income for the quarter improved by US$29.2 million or 57.7% with respect to the fourth quarter of 2010.

Net income attributable to the Company was US$ 46.2 million in the fourth quarter of 2011, reflecting an increase of 12.3% in comparison to US$ 41.1 million in the same period of 2010, and is mainly explained by improved operating and non-operating results that were partly offset by higher tax charges.

Non-operating results improved as a result of (i) lower overall financing costs (including derivatives) mainly due to a “Debt Restructuring” last July. This included the settlement of the majority of the Company’s derivative instruments and the issuance of a BRL bond, resulting in a slight increase in interest expenses that was more than offset by a US$ 9.0 million reduction in losses from derivative instruments; (ii) an improvement in other non-operating results in the fourth quarter of 2011, since  in the fourth quarter of 2010 the Company registered a charge of US$ 25.3 million within other non-operating results, related to the Brazilian Amnesty Program, as described in the Company’s financial statements for 2010. These non-operating improvements were partially offset by a charge of US$ 4.9 million in the fourth quarter of 2011 from currency fluctuations mainly related to foreign currency intercompany assets and liabilities.

The income tax expense for the period totaled US$ 20.2 million, resulting in an effective tax rate of 30.5% for the quarter. In addition, in 4Q10, the Company recognized an income tax benefit related to the reversal of the valuation allowance over deferred tax assets mainly in Brazil, resulting from ongoing strong profits.

The Company reported basic earnings per share (EPS) of US$ 0.22 in the fourth quarter of 2011, compared to US$ 0.17 in the previous corresponding period. The increase was a result of both higher net income and a lower weighted-average number of outstanding shares (please refer to Axis Split-off and IPO explanations in previous releases).

Full Year 2011 – Highlights & Results

For the twelve months ended December 31, the Company’s revenues grew by 21.2% (17.7% on a constant currency basis) to US$ 3,657.6 million, with revenue growth in all divisions. Additionally, adjusted EBITDA1 reached US$ 339.8 million, an increase of 13.6% compared to the prior year (or 7.6% in constant currency). The improvement was driven by growth in the Brazil, SLAD, and NOLAD divisions, and partly offset by a decline in the Caribbean division. Throughout the year, the Company continued to develop its diverse markets through product innovation and promotions and maintained or improved service levels. Food & Paper costs improved as a percentage of sales as the Company continues to strengthen its supply network and improves alignment with its marketing strategies throughout the region. And, since we report in US dollars, G&A has been impacted by the significantly higher increase in Argentine inflation than currency devaluation.  As well, the amount reflects development to accommodate continued expansion and growth. Operating income for the full year 2011 reached US$ 250.8 million, reflecting an increase of 22.6% over full year 2010. Finally, consolidated net income totaled US$ 115.5 million, increasing by 9% over full year 2010. Additionally, during 2011 the Company executed an IPO in April, a follow-on offering in October and a debt restructuring in July, which allowed the Company to reduce overall funding costs while maintaining a stable debt profile.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were US$ 176.3 million at December 31, 2011. The Company’s total financial debt (including derivative instruments) was US$ 532.3 million, which included US$ 306.5 million corresponding to the accounting balance of the 2019 USD Notes and R$ 400 million related to the BRL 2016 Notes issued in July, 2011. Net debt (total financial debt less cash and cash equivalents) was US$ 356 million and the Net Debt/Adjusted EBITDA1 ratio was 1.0x at December 31, 2011. Cash generated from operating activities was US$ 110.1 million in the fourth quarter of 2011, and US$ 261.6 million for the full year ended December 31, 2011, in line with the previous year. Additionally, dividends totaling US$ 25 million were paid in the quarter. During the quarter, capital expenditures amounted to US$ 137.4 million, reflecting an important portion of gross restaurant openings executed in the period.  As a consequence, capital expenditures for the full year 2011 totaled US$ 319.9 million.

******************

Quarter Highlights & Recent Developments

Dividend
On December 30, 2011, the Company paid a cash dividend of US$ 12.5 million or US$ 0.0597 per share on outstanding Class A and Class B shares to shareholders of record at December 28, 2011. This resulted in an annual dividend payment for the year 2011 of US$ 56.6 million.

Secondary Offering
On October 19, 2011, the Company completed a secondary public offering of 44,457,958  Class A shares (including over-allotment), listed on the New York Stock Exchange at a price of US$ 22.00 per share. The selling shareholders received the net proceeds from the offering and included DLJ South American Partners L.P., DLJSAP Restco Co-Investments LLC, Capital International Private Equity Fund V, L.P., CGPE V, L.P. and Gavea Investment AD, L.P. The Company’s controlling shareholder did not sell any shares in the offering.

Annual General Shareholders’ Meeting
On February 29, 2012, the Board set the date for the company’s Annual General Shareholders’ Meeting. The AGM will be held on April 9, 2012, at 10:00 a.m. (local time), to all shareholders as of record on March 5, 2012.

Outlook for the year 2012:
Based on constant currency and excluding the impact on results from stock price variations, the Company expects the following variations with respect to the previous year. Revenue growth in the range of 15-17%; Adj. EBITDA1 growth in the range of 10-12%; and an Effective tax rate for the year in the range of 31-33%.

Capital Expenditures for the year are expected to be between US$ 340 million – US$ 350 million, considering approximately 130 gross openings.

Investor Relations Contact
Sofia Chellew
Arcos Dorados - Director, Investor Relations
sofia.chellew@ar.mcd.com
(+5411) 4711-2515
www.arcosdorados.com

Definitions:

Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,840 McDonald’s-branded restaurants with over 86,000 employees serving approximately 4.3 million customers a day, as of December 2011.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2012. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures(1)

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: compensation expense related to a special award granted to our chief executive officer, incremental compensation expense related to our 2008 long-term incentive plan, gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

Fourth Quarter 2011 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three Months ended
	December 31,
	2011	2010
REVENUES
Sales by Company-operated restaurants	917,568	830,957
Revenues from franchised restaurants	40,932	36,465
Total Revenues	958,500	867,422

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(307,798)	(290,403)
Payroll and employee benefits	(184,201)	(162,862)
Occupancy and other operating expenses	(233,103)	(216,943)
Royalty fees	(44,713)	(40,346)
Franchised restaurants - occupancy expenses	(13,751)	(7,375)
General and administrative expenses	(81,066)	(90,389)
Other operating income/(expenses), net	(14,061)	(8,502)
Total operating costs and expenses	(878,693)	(816,820)
Operating income	79,807	50,602
Net interest expense	(12,554)	(12,051)
Loss from derivative instruments	(1,687)	(10,665)
Foreign currency exchange results	(4,881)	219
Other non-operating expenses, net	5,470	(21,630)
Income before income taxes	66,155	6,475
Income tax expense	(20,181)	34,866
Net income	45,974	41,341
Net (income) loss attributable to non-controlling interests	248	(187)
Net income attributable to Arcos Dorados Holdings Inc.	46,222	41,154

Earnings per share information ($ per share):
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.22	$0.17
Weighted-average number of common shares outstanding-Basic	209,529,412	241,882,966

Adjusted EBITDA Reconciliation
Operating income	79,807	50,602
Depreciation and amortization	19,759	18,106
Other operating items excluded from EBITDA computation	5,016	29,855
Adjusted EBITDA	104,582	98,563
Adjusted EBITDA Margin as % of total revenues	10.9%	11.4%

Twelve Months 2011 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Twelve Months ended
	December 31,
	2011	2010
REVENUES
Sales by Company-operated restaurants	3,504,128	2,894,466
Revenues from franchised restaurants	153,521	123,652
Total Revenues	3,657,649	3,018,118

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,216,141)	(1,023,464)
Payroll and employee benefits	(701,278)	(569,084)
Occupancy and other operating expenses	(918,102)	(765,777)
Royalty fees	(170,400)	(140,973)
Franchised restaurants - occupancy expenses	(51,396)	(37,634)
General and administrative expenses	(334,914)	(254,165)
Other operating income/(expenses), net	(14,665)	(22,464)
Total operating costs and expenses	(3,406,896)	(2,813,561)
Operating income	250,753	204,557
Net interest expense	(60,749)	(41,613)
Loss from derivative instruments	(9,237)	(32,809)
Foreign currency exchange results	(23,926)	3,237
Other non-operating expenses, net	3,562	(23,630)
Income before income taxes	160,403	109,742
Income tax expense	(44,603)	(3,450)
Net income	115,800	106,292
Net (income) loss attributable to non-controlling interests	(271)	(271)
Net income attributable to Arcos Dorados Holdings Inc.	115,529	106,021

Earnings per share information ($ per share):
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.54	$0.44
Weighted-average number of common shares outstanding-Basic	215,420,271	241,882,966

Adjusted EBITDA Reconciliation
Operating income	250,753	204,557
Depreciation and amortization	68,971	60,585
Other operating items excluded from EBITDA computation	20,064	33,972
Adjusted EBITDA	339,788	299,114
Adjusted EBITDA Margin as % of total revenues	9.3%	9.9%

Fourth Quarter and Twelve Months 2011 Results by Division
(In thousands of U.S. dollars)

	3 Months ended		% Incr.	Constant	12 Months ended		% Incr.	Constant
	December 31,		/	Curr.	December 31,		/	Curr.
	2011	2010	(Decr.)	Incr/(Decr) %	2011	2010	(Decr.)	Incr/(Decr) %
Revenues
Brazil	491,078	469,095	5%	11%	1,890,824	1,595,571	19%	13%
Caribbean	67,682	66,999	1%	2%	267,701	260,617	3%	2%
NOLAD	89,841	83,788	7%	13%	355,265	305,017	16%	14%
SLAD	309,899	247,540	25%	30%	1,143,859	856,913	33%	33%
TOTAL	958,500	867,422	10%	16%	3,657,649	3,018,118	21%	18%

Operating Income
Brazil	71,829	68,470	5%	11%	246,926	208,102	19%	13%
Caribbean	(4,307)	4,544	-195%	-195%	(5,244)	11,189	-147%	-149%
NOLAD	(2,852)	(9,329)	-69%	-62%	(8,709)	(16,718)	-48%	-47%
SLAD	36,136	21,972	64%	68%	99,813	66,288	51%	52%
Corporate & Other	(20,999)	(35,055)	-40%	-34%	(82,033)	(64,304)	28%	36%
TOTAL	79,807	50,602	58%	62%	250,753	204,557	23%	15%

Adjusted EBITDA (1)
Brazil	80,271	86,538	-7%	-2%	289,462	250,606	16%	10%
Caribbean	1,449	7,891	-82%	-82%	9,493	23,556	-60%	-61%
NOLAD	4,722	5,329	-11%	-15%	19,551	15,400	27%	23%
SLAD	42,246	25,943	63%	67%	121,475	83,998	45%	46%
Corporate & Other	(24,106)	(27,138)	-11%	-4%	(100,193)	(74,446)	35%	42%
TOTAL	104,582	98,563	6%	10%	339,788	299,114	14%	8%

Total Restaurants (eop) & Systemwide Comparable Sales Growth

	Total Restaurants*	Comp. Sales 4Q11 vs. 4Q10 (%)	Comp. Sales FY11 vs. FY10 (%)
Brazil	662	6.3%	9.3%
Caribbean	147	(2.2)%	(0.6)%
NOLAD	484	8.4%	8.5%
SLAD	547	27.8%	29.6%
TOTAL	1,840	11.5%	13.7%

* Considers company-operated and franchised restaurants at period-end

Foreign Exchange rate (avg)	Brazil	Mexico	Argentina
Local $ per 1 US$
4Q11	R$1.80	$13.65	A$4.26
4Q10	R$1.70	$12.38	A$3.97

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)	As of,	As of,
	December 31, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	176,301	208,099
Accounts and notes receivable, net	93,862	79,821
Other current assets (1)	318,451	264,435
Total current assets	588,614	552,355

Non-current assets
Property and equipment, net	1,023,180	911,730
Net intangible assets and goodwill	58,419	47,264
Deferred income taxes	142,848	190,764
Other non-current assets (2)	62,345	82,153
Total non-current assets	1,286,792	1,231,911
Total assets	1,875,406	1,784,266

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	184,113	186,700
Taxes payable (3)	138,989	124,677
Accrued payroll and other liabilities	183,549	210,824
Other non-current liabilities (4)	35,030	24,631
Provision for contingencies	41,959	407
Financial debt (5)	5,652	57,909
Total current liabilities	589,292	605,148

Non-current liabilities
Accrued payroll and other liabilities	52,065	53,475
Provision for contingencies	23,077	63,940
Financial debt (5)	526,693	506,130
Deferred income taxes	4,650	6,378
Total non-current liabilities	606,485	629,923
Total liabilities	1,195,777	1,235,071
Shareholders’ equity
Class A shares of common stock	351,654	226,528
Class B shares of common stock	132,915	151,018
Additional paid-in capital	5,734	(2,468)
Retained earnings	336,707	271,387
Accumulated other comprehensive loss	(148,389)	(98,664)
Total Arcos Dorados Holdings Inc shareholders’ equity	678,621	547,801

Non-controlling interest in subsidiaries	1,008	1,394
Total shareholders’ equity	679,629	549,195

Total liabilities and shareholders’ equity	1,875,406	1,784,266

(1)   Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Deferred income taxes" and "McDonald’s Corporation’s indemnification for contingencies "
(2)   Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3)   Includes "Income taxes payable" and "Other taxes payable".
(4)   Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5)   Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)
	As of	As of
	December 31,	December 31,
	2011	2010
Cash & cash equivalents	176,301	208,099
Total Financial Debt (i)	532,345	564,039
Net Financial Debt (ii)	356,044	355,940
Total Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.2

_________________________

 (i)  Total financial debt includes short-term debt, long-term debt and derivative instruments
(ii)  Total financial debt les cash and cash equivalents

*******

Item 2

NOTICE OF 2012 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2012 Annual General Shareholders’ Meeting to be held on April 9, 2012, at 10:00 a.m. (Buenos Aires time) at the Company’s principal executive offices located at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the CEO and Chairman of the Board.

2.
Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2011, the Independent Report of the External Auditors Ernst & Young(Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2011. (Proposal 1)

3.
Appointment and remuneration of Ernst & Young (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2012. (Proposal 2)

4.
Election of the following persons as Class I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2015.  (Proposal 3)

a.	Mr. Woods Staton
b.	Mr. German Lemonnier
c.
The name and biographical information for the third nominee will be included in a Form 6K to be filed with the U.S. Securities and Exchange Commission prior to the Annual General Shareholders’ Meeting and no later than April 2, 2012.

Each of Messrs. Staton and Lemonnier currently serve on the board of directors of the Company and are standing for re-election.  The biographies of Messrs. Staton and Lemonnier are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 5, 2012 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis.  Registration and seating will begin at 9:00 a.m. local time.  Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’

Meeting.  If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting.  A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead.  A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Chief Executive Officer and Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting.   Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 1:00 pm (EST) on April 6, 2012.  You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct:  + 1 284 852 3015 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from March 29, 2012 to April 5, 2012 inclusive; and at the Company’s principal executive offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mr. Juan David Bastidas, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from March 29, 2012 to April 5, 2012 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Woods Staton
CEO and Chairman of the Board of Directors

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MR. WOODS STATON´S BIOGRAPHY

Mr. Staton is the Company’s CEO and Chairman of the Board and is a member of the Compensation Committee. He was McDonald’s joint venture partner in Argentina for over 20 years and served as the President of the South Latin America Division. Mr. Staton is a member of the International Advisory Board of Itaú Unibanco Holding S.A. Mr. Staton is also a member of the founding family and served as the CEO and Chairman of the board of directors of Panamerican Beverages, Inc., which was Coca-Cola’s largest bottler in Latin America.

MR. GERMAN LEMONNIER´S BIOGRAPHY

Mr. Lemonnier is the Company’s Chief Financial Officer and was, prior to his appointment as such, the Chief Financial Officer of the Company’s South Latin America Division. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s in 1993, as Accounting Chief of Argentina and after one year was promoted to Accounting Manager. In 1995, Mr. Lemonnier became the Finance & Administration Manager of Argentina and held the positions of Finance & Administration Director and Chief Financial Officer of Argentina from 1997 until his appointment as Chief Financial Officer of the South Latin America Division in 2005.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  March 5, 2011